

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 28, 2007

Stephen R. Kerrigan
Chairman of the Board and Chief
Executive Officer
Coinmach Service Corp.
303 Sunnyside Blvd., Suite 70
Plainview, New York 11803

RE: **Coinmach Service Corp.**
Preliminary Revised Proxy Statement on Schedule 14A
Filed September 19, 2007
File No. 1-32359

Dear Mr. Kerrigan:

   We have reviewed your filing and have the following comments. Please provide responses to the following comments so that we may further consider your response to comment one from our letter of September 6, 2007 and analyze the applicability of Rule 13e-3 to the contemplated transactions. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Feel free to call us at the telephone numbers listed at the end of this letter.

Background of the Merger, page 24

1.   Your disclosure throughout the Background section indicates that there were discussions directly between Babcock & Brown and members of senior management during the period prior to May 7, 2007 deadline. Please advise us whether Babcock & Brown indicated its desire to enter into management arrangements with members of senior management upon consummation of the transaction during any of the discussions that took place prior to May 7. Also tell us whether any other potential purchasers expressed an interest in retaining members of senior management.

2.   We note the disclosure at the bottom of page 27 that potential purchaser #4 expressed a concern that you did not provide it with important information with respect to Coinmach and its operations. Please revise your disclosure to indicate, if true, that you provided such information to Babcock & Brown.

3.   You state in the carry-over paragraph on pages 29 and 30 that, on May 10, 2007, representatives of Babcock & Brown advised that "Babcock & Brown was firm on its offer price of $13.55 per share." Please disclose what prompted Babcock & Brown to reaffirm its offer price on May 10. Revise to indicate whether your representatives attempted to obtain a higher offer price from Babcock & Brown and, if so, when.

4.   You first refer to the transaction bonuses payable to the continuing persons in the summary of the June 14, 2007 board meeting on page 33. It is unclear whether this was the first time that the board considered paying such bonuses. Please provide expanded disclosure of any and all discussions among the parties relating to the payment of the transaction bonuses, including the timing of the discussions and the identity of the participants.

Interests of the Company's Directors and Executive Officers in the Merger, page 47

5.   We note your response to prior comment two that the remaining shares held by the continuing persons will be purchased prior to completion of the merger in order to provide "additional comfort that the proceeds of such sales will be accorded appropriate tax treatment." Please include a discussion of how the continuing persons will be taxed in connection with the purchase of their shares prior to completion of the merger and the exchange of their shares for shares in Parent. Your disclosure should address how this tax treatment will differ from how all other shareholders will be taxed.

The Exchange Agreement, page 89

Security Ownership of Certain Beneficial Owners and Management, page 89

6.   We note the disclosure appearing in footnote (1) that Mr. Kerrigan will be consulted in connection with the grant of awards under Parent's management equity incentive plan. Please provide us with further details about the specific role Mr. Kerrigan is expected to play in determining equity awards, including whether he will participate in decisions affecting his own awards.

*   *   *   *

        Please respond to these comments by filing a revised preliminary proxy statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Zitko at (202) 551-3399 or me, at (202) 551-3810, with any other questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: Nazim Zilkha, Esq.
        White & Case
        Via Facsimile: (212) 354-8113